BOK Financial Securities, Inc.
Exemption Report
For the Fiscal Period from January 1, 2021 through December 31, 2021
With Report of Independent Registered Public Accounting Firm

BOK Financial Securities, Inc.'s Exemption Report

BOK Financial Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year except as described on the attached.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to advising on oil and gas interests and the private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Robert Ledvora, swear that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____

Signed: Robert Ledvora
Title: Chief Financial Officer
Date: January 28, 2022

BOK Financial Securities, Inc.'s Exception Report- Appendix A

Date Check Received	Amount of Check	Payee	Nature of Exception	Approximate duration of exception in days (a)
1/2/2021	$ 1,500.00	Pershing LLC	Late Deposit	6
5/13/2021	$ 7,000.00	Pershing LLC	Late Deposit	5
1/6/2021	$ 725.00	Pershing LLC	Late Deposit	2
4/8/2021	$ 1,400.00	Pershing LLC	Late Deposit	2
6/16/2021	$ 5,661.76	Pershing LLC	Late Deposit	2
1/19/2021	$ 22,050.00	Pershing LLC	Late Deposit	1
1/19/2021	$ 25,050.00	Pershing LLC	Late Deposit	1
3/25/2021	$ 100,000.00	Pershing LLC	Late Deposit	1
3/29/2021	$ 588.40	Pershing LLC	Late Deposit	1
3/30/2021	$ 13,000.00	Pershing LLC	Late Deposit	1
4/1/2021	$ 2,150.00	Pershing LLC	Late Deposit	1
4/1/2021	$ 102.54	Pershing LLC	Late Deposit	1
6/7/2021	$ 93.96	Pershing LLC	Late Deposit	1
10/25/2021	$ 500,000.00	Pershing LLC	Late Deposit	1
12/2/2021	$ 50,000.00	Pershing LLC	Late Deposit	1
12/2/2021	$ 70,000.00	Pershing LLC	Late Deposit	1
12/13/2021	$ 224,009.82	Pershing LLC	Late Deposit	1
12/13/2021	$ 11,232.23	Pershing LLC	Late Deposit	1

(a) Duration includes weekends and holidays where applicable.



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Report of Independent Registered Public Accounting Firm

To the Shareholder, Board of Directors and Management of BOK Financial Securities, Inc.

We have reviewed management's statements, included in the accompanying BOK Financial Securities, Inc.'s Exemption Report, in which (1) BOK Financial Securities, Inc. (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (2)(ii) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2021 except as described in its exemption report. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Tulsa, Oklahoma
January 28, 2022

A member firm of Ernst & Young Global Limited